First Commonwealth Financial Corporation 601 Philadelphia Street Indiana, PA 15701

Via EDGAR

December 19, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: J. Nolan McWilliams

Madeleine Mateo

Re:	First Commonwealth Financial Corporation

Amendment No. 2 to Registration on Form S-4

Filed December 19, 2022

File No. 333-267944

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, First Commonwealth Financial Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 5:00 p.m., Eastern Time, on December 21, 2022, or as soon as practicable thereafter.

Please contact James J. Barresi of Squire Patton Boggs (US) LLP at (513) 361-1260 with any questions you may have regarding this request. In addition, please notify Mr. Barresi by telephone when this request for acceleration has been granted.

Respectfully,

First Commonwealth Financial Corporation

By:	/s/ James R. Reske
Name:	James R. Reske
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	T. Michael Price, First Commonwealth Financial Corporation

Patricia A. Husic, Centric Financial Corporation

James J. Barresi, Squire Patton Boggs (US) LLP

Michael E. Fisher, Squire Patton Boggs (US) LLP

Charles Ferry, Stevens & Lee, P.C.

Sunjeet S. Gill, Stevens & Lee, P.C.